Mana Behbin

+1.202.373.6599

Mana.Behbin@morganlewis.com

VIA EDGAR

December 20, 2019

Raymond Be, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	ActiveShares® ETF Trust

File Nos. 333-234497 and 811-23487

Dear Mr. Be:

This letter responds to comments we received from the Staff of the U.S. Securities and Exchange Commission (the “SEC”) in a letter dated December 6, 2019 to an initial registration statement on Form N-1A (the “Registration Statement”) on behalf of ActiveShares® ETF Trust (the “Registrant”) for the purpose of registering shares of the ClearBridge Focus Value ETF (the “Fund”). The Registration Statement was filed on November 4, 2019. Following are the Staff’s comments and the Registrant’s responses thereto. The Registrant’s responses will be reflected, as applicable, in Pre-Effective Amendment No. 1 to the Registration Statement to be filed by the Registrant separately. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”).

General

1.

Comment. We note that portions of the filing, including the Fund’s financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response. Acknowledged.

2.	Comment. Please supplementally explain if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

Response. As noted in the Staff’s comment 3 below, the Registrant seeks to rely on the Order (as defined below). In addition, the Registrant has submitted separate letters to the Staff of the Division of Trading and Markets requesting relief from (i) Section 11(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) Regulation SHO.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
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December 20, 2019

3.

Comment. The staff is aware that Precidian ETF Trust, et al., filed an application and subsequent amendments seeking exemptive relief from certain provisions of the 1940 Act (the “Application”). The Commission issued a Notice for Comment on April 8, 2019, and a subsequent order granting certain exemptive relief on May 20, 2019 (the “Order”). Please tailor the disclosure throughout the registration statement to conform to the specific exemptive relief granted by the Order, including the relevant representations and conditions contained in the Application.

Response. The disclosure has been revised in response to the Staff’s comment.

Cover Page

4.

Comment. The Application states the Fund will include a Legend describing how the Fund will operate differently from a traditional ETF. Revise the cover page to make the Legend more prominent. For example, consider indenting the Legend in a manner that offsets it from the rest of the text and using a larger font size. Consider other methods to better highlight the Legend.

Response.    The Legend has been indented and appears in bold type-face in response to the Staff’s comment.

5.	Comment. Update the cross-reference at the end of the Legend to include a specific reference to the “ActiveShares structure risk” in the principal risks section.

Response. The disclosure has been revised as follows in response to the Staff’s comment:

For additional information regarding the unique attributes and risks of the fund, see “Principal risks” section, including “ActiveShares® structure risk”, beginning on page 2 of this Prospectus.

Prospectus

Prospectus Summary – Principal investment strategies (page 2)

6.	Comment. Explain briefly in plain English the term “favorable risk-adjusted return characteristics.”

Response. The disclosure has been revised in response to the Staff’s comment. Please see Registrant’s response to Staff comment 7 below.

7.

Comment. The Order is conditioned on the Fund’s investments being limited to securities listed or traded on a national securities exchange registered with the Securities and Exchange Commission that trade contemporaneously with the Fund’s shares. Revise the principal investment strategy to discuss this condition.

Response. The disclosure on page 2 of the Prospectus has been revised as follows in response to the Staff’s comment:

The fund seeks long-term capital appreciation. By employing fundamental research, in an effort to identify securities with attractive risk-adjusted returns (where the potential returns on the investment are favorable relative to the potential risks of the investment), the fund’s portfolio management team

December 20, 2019

constructs the portfolio on a bottom-up basis. Under normal circumstances, the fund will invest at least 80% of its net assets, plus borrowings for investment purposes, if any, in equity securities, or other investments with similar economic characteristics, of companies with large market capitalizations. Large capitalization companies are those companies with market capitalizations similar to companies in the Russell 1000 Index (the “Index”). The size of the companies in the Index changes with market conditions and the composition of the Index. Securities of companies whose market capitalizations no longer meet this definition after purchase by the fund still will be considered securities of large capitalization companies for purposes of the fund’s 80% investment policy. The fund may also invest up to 20% of its net assets, plus borrowings for investment purposes, in equity securities, or other investments with similar economic characteristics, of companies with lower market capitalizations. While most of the fund’s investments will be in U.S. companies, the fund may also invest in American Depository Receipts (“ADRs”) and U.S.-listed shares of foreign companies. The fund will only invest in instruments that trade on a U.S. exchange contemporaneously with the fund’s shares and, for temporary or defensive purposes, in cash and cash equivalents, such as short-term U.S. Treasury securities, government money market funds, and repurchase agreements. Under normal circumstances, the fund will invest in a diversified portfolio typically consisting of the securities of 30 to 40 issuers.

Prospectus Summary – Principal risks (pages 2-4)

8.	Comment. Consider adding a risk factor regarding any operational and concentration risks related to effecting all creation and redemptions through the AP representative.

Response. The “Authorized Participant concentration risk” disclosure on pages 2 and 8 of the Prospectus has been revised as follows in response to the Staff’s comment:

Authorized Participant and AP Representative concentration risk. Each of the fund’s Authorized Participants will engage in all creation and redemption activity through an AP Representative, an unaffiliated broker-dealer with which such Authorized Participant has signed an agreement to establish a confidential account for the benefit of such Authorized Participant and that will deliver or receive, on behalf of the Authorized Participant, all consideration to or from the fund in a creation or redemption. AP Representatives have knowledge of the composition of the fund’s portfolio holdings, and are restricted from disclosing such composition, including to the Authorized Participants. The fund has a limited number of institutions that act as Authorized Participants, or that may act as AP Representatives. If these institutions exit the business or are, for any reason, unable to process creation and/or redemption orders with respect to the fund, or purchase and sell securities in connection with creation and/or redemption orders, as applicable, and no other Authorized Participant or AP Representative steps forward to create or redeem, or purchase or sell securities, as applicable, fund shares may trade at a premium or discount to net asset value (“NAV”) and possibly face trading halts and/or delisting.

In addition, the “Operational risk” disclosure on page 10 of the Prospectus has been revised as follows in response to the Staff’s comment:

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Operational risk. The day-to-day operations of the fund or the valuation of your investment may be negatively impacted because of operational risks such as processing errors and human errors, inadequate or failed internal or external processes, failures in systems and technology, changes in personnel, and errors caused by or disruption of service by trading parties or the fund’s service providers, market makers or listing exchange, an Authorized Participant, an AP Representative or the issuers of securities in which the fund invests or with which they do business. Although the fund attempts to minimize such failures through controls and oversight, it is not possible to identify all of the operational risks that may affect the fund or to develop processes and controls that completely eliminate or mitigate the occurrence of such failures. The fund and its shareholders could be negatively impacted as a result.

9.	Comment. Consider adding a risk factor that discusses in more detail the concerns raised in the Legend and how each of these bulleted points may affect the Fund.

Response. The disclosure under “ActiveShares® structure risk”, “Market trading risk - Absence of active market” and “Market trading risk - Shares of the fund may trade at prices other than NAV”, as reflected in responses to Staff comments 10, 13 and 14 below, has been revised in response to the Staff’s comment.

10.

Comment. The “ActiveShares® structure risk,” should be revised to more closely track the language of the Application on page 21. Please address the following issues, as well as any other discrepancies:

a.

Revise the second sentence to state the VIIV is intended to provide investors “with enough information to allow for an effective arbitrage mechanism that will keep the market price of the fund at or close to the underlying NAV per share of the fund.”

b.

Revise the fourth sentence to delete the reference to market price varying from VIIV, and state that market price may vary significantly from the underlying NAV of the fund, particularly during periods of market disruption or volatility.

c.	Revise the last sentence to replace the reference to “investment strategy” with “trading strategy.”

d.	Revise the last sentence to add the phrase “and its shareholders” after “fund.”

Response. The disclosure on page 2 of the Prospectus has been revised as follows in response to the Staff’s comment:

ActiveShares® structure risk. Unlike most actively managed ETFs, the fund does not provide daily disclosure of its portfolio holdings. Instead, the fund provides a verified intraday indicative value (“VIIV”), calculated and disseminated every second throughout the trading day. The VIIV is intended to provide investors with enough information to allow for an effective arbitrage mechanism that will keep the market price of the fund’s shares trading at or close to the underlying NAV per share of the fund. There is, however, a risk, which may increase during periods of market disruption or volatility, that market prices

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will vary significantly from the underlying NAV of the fund. Similarly, because the fund’s shares trade on the basis of a published VIIV, they may trade at a wider bid/ask spread than shares of ETFs that publish their portfolios on a daily basis, especially during periods of market disruption or volatility, and therefore, may cost investors more to trade. Although the fund seeks to benefit from keeping its portfolio information secret, some market participants may attempt to use publicly available information, including the VIIV, to identify the fund’s trading strategy, which if successful, could result in such market participants engaging in certain predatory trading practices that may have the potential to harm the fund and its shareholders.

11.

Comment. In “Early close/trading halt risk,” expand the risk factor to discuss specifically how trading halts affect the Fund given that it is a non-transparent ETF. Consistent with page 24 of the Application, state that the Fund will disclose on its website any security for which trading has been halted for an extended period of time.

Response. The disclosure on page 2 of the Prospectus has been revised as follows in response to the Staff’s comment:

Early close/trading halt risk. An exchange or market may close or issue trading halts on specific securities, or the ability to buy or sell certain securities or financial instruments may be restricted, which may result in the fund being unable to buy or sell certain securities or financial instruments. In such circumstances, the fund may be unable to rebalance its portfolio, may be unable to accurately price its investments for purposes of determining its VIIV and/or may incur substantial trading losses. Any extended trading halt in a portfolio security may exacerbate discrepancies between the VIIV and the underlying NAV of the fund. In the event that an exchange institutes an extended trading halt in a portfolio security, that fact, along with the identity and weighting of that security in the fund’s VIIV calculation, will be publicly disclosed on the fund’s website. The fund believes that this mix of information will allow market participants to calculate the effect of that security on the VIIV calculation, determine their own fair value of the disclosed portfolio security and better judge the accuracy of the day’s VIIV for the fund. If at any time securities representing 10% or more of the fund’s portfolio become subject to a trading halt or otherwise do not have readily available market quotations, the fund will request that the exchange halt trading of the fund’s shares. During such a trading halt, although the VIIV would continue to be calculated and disseminated, investors in the fund’s shares will not be able to freely trade their shares.

12.

Comment. In “Liquidity Risk” the disclosure states, “[t]he fund may experience heavy redemptions that could cause the fund to liquidate its assets at inopportune times.” Elsewhere in the document, the disclosure states that the Fund will redeem Creation Units “in-kind.” Disclose the circumstances under which this risk factor will apply to the Fund. Further, pursuant to the Order, the Fund is not permitted to invest in illiquid securities or fixed income securities, and should only be exposed to illiquid securities to the extent a holding becomes illiquid after investment. Please revise the risk factor captioned “Liquidity risk” accordingly.

Response. The disclosure on pages 3 and 8 of the Prospectus has been revised as follows in response to the Staff’s comment:

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Illiquidity risk. Illiquidity risk exists when particular investments are impossible or difficult to sell. Although the fund’s investments must be liquid at the time of investment, investments may become illiquid after purchase by the fund, particularly during periods of market turmoil. Markets may become illiquid when, for instance, there are few, if any, interested buyers or sellers or when dealers are unwilling or unable to make a market for certain securities. When the fund holds illiquid investments, the portfolio may be harder to value, especially in changing markets, which may contribute to the fund’s shares trading at a premium or discount to NAV.

13.

Comment. In the risk factor captioned “Absence of active market” or in a separate risk factor, disclose that the Fund is offering a novel and unique structure, which may affect the number of entities willing to act as Authorized Participants.

Response. The disclosure on pages 3 and 9 has been revised as follows in response to the Staff’s comment:

Absence of active market. Although shares of the fund are listed for trading on one or more stock exchanges, there can be no assurance that an active trading market for such shares will develop or be maintained by market makers or Authorized Participants. Authorized Participants are not obligated to execute purchase or redemption orders for Creation Units. In periods of market volatility, market makers and/or Authorized Participants may be less willing to transact in fund shares. Further, the fund is utilizing a novel and unique structure, which may affect the number of entities willing to act as market makers, Authorized Participants or AP Representatives. The absence of an active market for the fund’s shares may contribute to the fund’s shares trading at a premium or discount to NAV. If a shareholder purchases fund shares at a time when the market price is at a premium to the NAV or sells fund shares at a time when the market price is at a discount to the NAV, the shareholder may sustain losses.

14.

Comment. In the risk factor captioned “Shares of the fund may trade at prices other than NAV,” add disclosure discussing the possibility that premiums and discounts may be larger for this Fund than other ETFs given its unique structure and lack of transparency.

Response. The disclosure on pages 4 and 10 of the Prospectus has been revised as follows in response to the Staff’s comment:

Shares of the fund may trade at prices other than NAV. Shares of the fund trade on Cboe BZX Exchange, Inc. (the “Cboe”) at prices at, above or below the fund’s most recent NAV. The NAV of the fund is calculated at the end of each business day and will fluctuate with changes in the market value of the fund’s holdings. The trading price of the fund’s shares will fluctuate, in some cases materially, throughout trading hours in response to changes in the fund’s NAV, the VIIV and the relative supply of and demand for fund shares on the Cboe. As a result, although the VIIV is intended to provide Authorized Participants and other market participants with enough information to allow for an effective arbitrage mechanism that will keep the market price of the fund at or close to the fund’s NAV, there is a risk, which may increase during periods of market

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disruption or volatility, that market prices for fund shares will vary significantly from the fund’s NAV. This risk may be greater for the fund than for traditional ETFs that disclose their full portfolio holdings on a daily basis. Disruptions to creations and redemptions, the existence of extreme market volatility or potential lack of an active trading market for shares may result in shares trading at a significant premium or discount to NAV and/or in a reduced liquidity of your investment. During such periods, you may be unable to sell your shares or may incur significant losses if you sell your shares. If a shareholder purchases shares at a time when the market price is at a premium to the NAV or sells shares at a time when the market price is at a discount to the NAV, the shareholder may sustain losses.

15.

Comment. In “Trading issues risk,” add disclosure to state that if 10% or more of the Fund’s portfolio becomes subject to a trading halt or otherwise does not have readily available market quotations, the Fund will request the exchange to halt trading in the Fund. Also state that trading halts may have a greater impact on this Fund, compared to other ETFs, due to its lack of transparency. Make similar disclosures in the “Secondary market trading risk” on page 9 of the prospectus.

Response. The “Trading issues risk” disclosure on page 4 and the “Secondary market trading risk” disclosure on page 9 have been revised as follows in response to the Staff’s comment:

Trading issues risk. Trading in fund shares on the Cboe may be halted in certain circumstances. If at any time securities representing 10% or more of the fund’s portfolio become subject to a trading halt or otherwise do not have readily available market quotations, the fund will request that the exchange halt trading of the fund’s shares. During such a trading halt, although the VIIV would continue to be calculated and disseminated, investors in the fund’s shares will not be able to freely trade their shares. Trading halts of portfolio securities may have a greater impact on the fund, as compared with traditional ETFs, due to the lack of transparency into the fund’s portfolio holdings. There can be no assurance that the requirements of the exchange necessary to maintain the listing of the fund will continue to be met.

Secondary market trading risk. Shares of the fund may trade in the secondary market at times when the fund does not accept orders to purchase or redeem shares. At such times, shares may trade in the secondary market with more significant premiums or discounts than might be experienced at times when the fund accepts purchase and redemption orders. In addition, investors buying or selling shares of the fund in the secondary market may pay brokerage commissions or other charges imposed by broker-dealers as determined by that broker. Brokerage commissions are often a fixed amount and may be a significant proportional cost for investors seeking to buy or sell relatively small amounts of shares.

Secondary market trading in fund shares may be halted by a stock exchange because of market conditions or for other reasons. If at any time securities representing 10% or more of the fund’s portfolio become subject to a trading halt or otherwise do not have readily available market quotations, the fund will request that the exchange halt trading of the fund’s shares. In addition, trading in

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fund shares on a stock exchange or in any market may be subject to trading halts caused by extraordinary market volatility pursuant to “circuit breaker” rules on the stock exchange or market. Trading halts of portfolio securities may have a greater impact on the fund, as compared with traditional ETFs, due to the lack of transparency into the fund’s portfolio holdings.

Shares of the fund, similar to shares of other issuers listed on a stock exchange, may be sold short and are therefore subject to the risk of increased volatility and price decreases associated with being sold short.

16.

Comment. The risk factor “Limited Authorized Participants, Market Markets (sic) and Liquidity Providers Risk,” is largely duplicative of the risk factor captioned “Authorized Participant Concentration Risk” on the same page. Consider consolidating or separating risks related to limited market makers and liquidity providers to the extent they are different from risks associated with limited authorized participants. Further, consider discussing in this risk factor the extent to which the unique non-transparent nature of the product and its reliance on a VIIV may exacerbate the risk of authorized participants and market makers choosing not to fulfill their respective obligations.

Response. The “Limited authorized participants, market makers and liquidity providers risk” disclosure has been removed in response to the Staff’s comment. Corresponding risk disclosures are included elsewhere in the Prospectus as noted. In addition, please see the Registrant’s response to comment 8 above.

17.

Comment. In the risk factor captioned “Risk of secondary lists,” the disclosure notes the Fund’s shares may be listed or traded on U.S. and non-U.S. stock exchanges other than the U.S. stock exchange where the fund’s primary listing is maintained…” Confirm supplementally whether the Funds shares may, in fact, be traded after hours. If accurate, please disclose that after hours trading of the Fund could involve heightened risk due to the Fund’s lack of transparency and the lack of availability of a VIIV after hours.

Response. The Registrant confirms that the fund’s shares will not be traded after hours.

Prospectus – Important Information (page 6)

18.

Comment. The disclosure states that the Board may change the Fund’s investment objective without shareholder approval “on notice to shareholders.” Clarify the number of days’ notice shareholders will receive.

Response. Registrant confirms that shareholders will be provided with 60 days’ notice of a change to the fund’s investment objective. The disclosure on page 6 of the Prospectus has been revised as follows in response to the Staff’s comment:

The fund’s investment objective may be changed by the Board of Trustees (the “Board”) without shareholder approval upon 60 days’ prior written notice to shareholders.

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Prospectus – More on the Fund’s Investments, Exchange-traded funds (ETFs) (page 6)

19.

Comment. The disclosure states that the Fund may invest in other investment companies. If the Fund anticipates that the expenses associated with such investments will exceed 0.01% of the Fund’s net assets, please disclose the estimated amount of such expenses as a separate line item in the fee table. If the estimated expenses will be less than 0.01% of net assets, these expenses should be reflected in “Other Expenses.”

Response. The Registrant will reflect acquired fund fees and expenses in the Fees and expenses table on page 1 of the Prospectus in a manner consistent with the Staff’s comment if expenses associated with investments in other investment companies are estimated to exceed 0.01%.

Share prices are reported in dollars and cents per share (page 13)

20.

Comment. In this section, discuss the possibility that the Fund will trade with a wider spread because of its non-transparent structure. Additionally, please discuss here, or where appropriate, that at certain thresholds for spreads and premiums or discounts to NAV, the Fund’s Board will discuss and determine what, if anything, should be done to address such issues.

Response. The disclosure under “Share prices are reported in dollars and cents per share” on pages 13 and 14 of the Prospectus has been revised as follows:

Buying or selling fund shares on an exchange or other secondary market involves two types of costs that may apply to all securities transactions. When buying or selling shares of the fund through a broker, you may incur a brokerage commission and other charges. The commission is frequently a fixed amount and may be a significant proportional cost for investors seeking to buy or sell small amounts of shares. In addition, you may incur the cost of the “spread,” that is, any difference between the bid price and the ask price. The spread varies over time for shares of the fund based on the fund’s trading volume and market liquidity, and is generally narrower if the fund has high trading volume and market liquidity, and wider if the fund has less trading volume and market liquidity (which is often the case for funds that are newly launched or small in size). Because the fund trades on the basis of the VIIV, it may trade at a wider bid/ask spread than traditional ETFs that publish their portfolios on a daily basis. Accordingly, the manager or its designee (or the subadviser) will monitor on an on-going basis how shares of the fund trade, including the level of any market price premium or discount to NAV and the bid/ask spreads on market transactions. Should there be extended periods of unusually high bid/ask spreads, the Board will consider the continuing viability of the fund, whether shareholders are being harmed, and what, if any, action would be appropriate to among other things, narrow the premium/discount or spread, as applicable. The Board will then decide whether to take any such action. Potential actions may include, but are not limited to, changing lead market makers, listing the fund on a different exchange, changing the size of Creations Units, changing the fund’s investment objective or strategy, and liquidating the fund.

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Fund share trading prices – Verified intra-day indicative value (page 15)

21.	Comment. Provide a brief overview of how VIIV will be calculated and verified in this section.

Response. The disclosure on page 15 of the Prospectus has been revised as follows in response to the Staff’s comment:

Information regarding the intraday value of shares of the fund, also known as the “verified intra-day indicative value” (“VIIV”), is calculated and disseminated every second throughout each trading day by the fund’s listing exchange or by market data vendors or other information providers, and is available at [    ].

The VIIV is calculated to the nearest penny by dividing (i) the sum of the fund’s assets (e.g., the amount of cash and cash equivalents held in the fund’s portfolio, the current value of the securities positions in the fund’s portfolio, plus any accrued interest, and declared but unpaid dividends) minus all accrued liabilities, by (ii) the number of total fund shares outstanding. The portfolio used for calculating the VIIV will be the same portfolio used to calculate the fund’s NAV for that day. All of the fund’s portfolio securities will be valued by two separate calculation engines throughout the trading day at the mid-point between the current national best bid and national best offer as disseminated by the Consolidated Quotation System or UTP Plan Securities Information Processor (“National Best Bid and Offer” or “NBBO”). The VIIV will be “verified” by comparing the values calculated by the two calculation engines and, if the values are in line, the VIIV will be disseminated through the facilities of the Consolidated Tape Association.

The methodology for calculating the VIIV is available on the fund’s website ([                    ]). The VIIV is intended to provide investors and other market participants with a highly correlated per share value of the underlying portfolio that can be compared to the current market price. Therefore, under normal circumstances the VIIV is effectively a “real-time” update of the fund’s NAV, which is computed only once a day. Because the fund’s shares trade on the basis of a published VIIV, they may trade at a wider bid/ask spread than shares of ETFs that publish their portfolios on a daily basis, especially during periods of market disruption or volatility, and therefore, may cost investors more to trade. The VIIV is generally determined by using current market quotations. Although the VIIV is intended to provide investors with enough information to allow for an effective arbitrage mechanism that will keep the market price of the fund at or close to the underlying NAV per share of the fund, there is a risk (which may increase during periods of market disruption or volatility) that market prices will vary significantly from the underlying NAV of the fund. To this end, at any point in the trading day, should the VIIV no longer be deemed reliable by the manager or its designee (or the subadviser), the manager or its designee (or the subadviser) will request the listing exchange to temporarily halt trading until the VIIV is again deemed reliable. The VIIV may no longer be deemed reliable when, for instance, there is a trading halt in one or more portfolio securities. If at any time securities representing 10% or more of the fund’s portfolio become subject to a trading halt or otherwise do not have readily available market quotations, the fund will request that the exchange halt trading of the fund’s shares. During such a trading halt, although the VIIV would continue to be calculated and disseminated, investors in the fund’s shares will not be able to freely trade their shares. The specific methodology for calculating the fund’s

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VIIV, which will be overseen by the fund’s Board, will be disclosed on the fund’s website. Although the fund seeks to benefit from keeping its portfolio information secret, market participants may attempt to use the VIIV to identify the fund’s trading strategy, which if successful, could result in such market participants engaging in certain predatory trading practices that may have the potential to harm the fund and its shareholders.

22.	Comment. In the first sentence, insert the phrase “calculated and” before the term “disseminated.”

Response. The disclosure has been revised in response to the Staff’s comment. Please see the revised disclosure included in response to the Staff’s comment 21.

23.

Comment. In this section, discuss that the Fund will request the exchange to halt trading in the Fund if 10% or more of the Fund’s holdings are subject to trading halts or are without readily available market quotations, as noted above.

Response. The disclosure has been revised in response to the Staff’s comment. Please see the revised disclosure included in response to the Staff’s comment 21.

Calculation of net asset value (pages 15-16)

24.	Comment. The last paragraph of this section on page 16 is largely duplicative of the last bullet point on page 15. Please eliminate unnecessary duplication.

Response. The last bullet point on page 15 has been removed in response to the Staff’s comment.

Creations and redemptions (page 18)

25.	Comment. Discuss in this section the Authorized Participant Representative and the Confidential Account mechanism.

Response. The disclosure has been revised as follows in response to the Staff’s comment:

Creations and redemptions

Prior to trading in the secondary market, shares of the fund are “created” at NAV by market makers, large investors and institutions only in block-size Creation Units or multiples thereof. The following table sets forth the number of shares of the fund that constitute a Creation Unit:

Fund	Creation unit size
ClearBridge Focus Value ETF	[—]

Each “creator” or “Authorized Participant” enters into an authorized participant agreement with LMIS, the fund’s distributor. Each Authorized Participant creates or redeems Creation Units through an AP Representative. An AP Representative is an unaffiliated broker-dealer with which the Authorized Participant has signed an agreement (the “Confidential Account Agreement”) to

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establish a confidential account for the benefit of such Authorized Participant (a “Confidential Account”) and that will deliver or receive, on behalf of the Authorized Participant, all consideration to or from the fund in a creation or redemption.

Each day, the fund’s custodian will transmit the composition of the fund’s Creation Basket (as defined below) to each AP Representative. Acting on execution instructions from an Authorized Participant, the AP Representative may purchase or sell the securities in the Creation Basket for purposes of effecting in-kind creation and redemption activity during the day. Authorized Participants are responsible for all order instructions and associated profit and loss, and will be able to monitor the execution quality of the AP Representative by comparing the price at which they purchase or sell Creation Baskets with the VIIV and the end of day NAV.

A creation transaction, which is subject to acceptance by LMIS, generally begins when an Authorized Participant enters into an irrevocable creation order with the Fund and delivers to the AP Representative the cash necessary to purchase a designated portfolio of securities in the Confidential Account. The AP Representative then delivers the purchased portfolio of securities (“Deposit Instruments”) to the fund in exchange for a specified number of Creation Units.

Similarly, shares are redeemed only in Creation Units. A redemption transaction generally begins when an Authorized Participant enters into an irrevocable redemption order with the fund. The fund then instructs its custodian to deliver a designated portfolio of securities (“Redemption Instruments”) to the appropriate Confidential Account in exchange for the Creation Units being redeemed. The Authorized Participant will instruct the AP Representative when to liquidate the securities in the Confidential Account, which will be liquidated no later than the end of the day, so that the Confidential Account holds no positions at the end of day.

On any given Business Day, the name and quantities of the instruments that constitute Deposit Instruments and the names and quantities of the instruments that constitute Redemption Instruments will correspond pro rata to the positions in the fund’s portfolio (including cash positions) used to calculate the fund’s NAV for that day, and will be identical. These instruments are referred to, in the case of either a purchase or a redemption, as the “Creation Basket.”

An AP Representative will not trade securities in the Confidential Account on behalf of an Authorized Participant other than buying or selling the securities included in a Creation Basket to be delivered to or received from, respectively, the fund. Pursuant to the Confidential Account Agreement, the AP Representative is restricted from disclosing the Creation Basket. In addition, the AP Representative undertakes an obligation not to use the identity or weighting of the securities in the Creation Basket for any purpose other than executing creations and redemptions for the fund. The purpose of this arrangement is to protect the identity and weightings of the fund’s portfolio holdings.

The prices at which creations and redemptions occur are based on the next calculation of NAV after a creation or redemption order is received in an acceptable form under the authorized participant agreement. In the event of a

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system failure or other interruption, including disruptions at market makers, Authorized Participants or AP Representatives, orders to purchase or redeem Creation Units either may not be executed according to the fund’s instructions or may not be executed at all, or the fund may not be able to place or change orders.

To the extent the fund engages in in-kind transactions, the fund intends to comply with the U.S. federal securities laws in accepting securities for deposit and satisfying redemptions with redemption securities by, among other means, assuring that any securities accepted for deposit and any securities used to satisfy redemption requests will be sold in transactions that would be exempt from registration under the Securities Act of 1933 (the “1933 Act”).

Information about the procedures regarding creation and redemption of Creation Units (including the cut-off times for receipt of creation and redemption orders) is included in the fund’s SAI.

Because new shares may be created and issued on an ongoing basis, at any point during the life of the fund a “distribution,” as such term is used in the 1933 Act, may be occurring. Broker-dealers and other persons are cautioned that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner that could render them statutory underwriters subject to the prospectus delivery and liability provisions of the 1933 Act. Any determination of whether one is an underwriter must take into account all the relevant facts and circumstances of each particular case.

Broker-dealers should also note that dealers who are not “underwriters,” but are participating in a distribution (as contrasted to ordinary secondary transactions), and thus dealing with shares that are part of an “unsold allotment” within the meaning of Section 4(a)(3)(C) of the 1933 Act, would be unable to take advantage of the prospectus delivery exemption provided by Section 4(a)(3) of the 1933 Act. For delivery of prospectuses to exchange members, the prospectus delivery mechanism of Rule 153 under the 1933 Act is available only with respect to transactions on a national securities exchange.

Premium/discount and NAV information (page 19)

26.

Comment. Disclose here, or in an appropriate place in the prospectus, the information that the Fund will make available on its website, including the information required by condition 2 of the Application.

Response. The disclosure has been revised as follows in response to the Staff’s comment:

The fund’s website includes information that is updated on a daily basis, including, on a per share basis for the fund, the prior business day’s NAV and the market closing price, and a calculation of the premium or discount of the market closing price. The fund’s website also includes information on where and how to find the continuously updated VIIV and a historical comparison of each business day’s final VIIV to that business day’s NAV. Once the fund has completed a fiscal year, the fund’s website will

December 20, 2019

disclose each day the median bid-ask spread for the fund’s most recent 30 days based on the then current National Best Bid and Offer at the time of calculation of NAV.

Statement of Additional Information

Glossary (page 1)

27.

Comment. In the definition of “AP Representative,” disclose that the AP Representative cannot trade for its own account on the information regarding the Deposit Securities, be a counterparty to the trades for an Authorized Participant or an affiliate, or be an affiliate of the Fund, its adviser or the Authorized Participant.

Response. Registrant confirms the following changes have been made to the definition of “AP Representative”:

“AP Representative” means a broker-dealer, with which an Authorized Participant has signed an agreement to establish a confidential account for the benefit of such Authorized Participant, that will deliver or receive, on behalf of the Authorized Participant, all consideration to or from the Fund in a creation or redemption. No AP Representative for the Fund will be an affiliated person of the Fund, the Manager, the Subadviser or any Authorized Participant. An AP Representative is restricted from disclosing the names or quantities of Deposit Securities or Redemption Securities, including to the Authorized Participants, or trading for its own account on the information it receives regarding Deposit Securities and Redemption Securities. Neither an AP Representative nor its affiliated persons, acting as principal, may be a counterparty to an Authorized Participant in a creation or redemption transaction.

Fundamental and Non-Fundamental Investment Policies (pages 3-6)

28.

Comment. Revise the Fund’s fundamental and non-fundamental policies, as appropriate, to ensure the disclosure represents the Fund’s specific investment limitations. For example, the Fund may not borrow for investment purposes, invest in real estate or commodities (other than through the specific instruments noted in the Application), and may not invest in illiquid securities.

Response. The relevant disclosure has been revised as follows in response to the Staff’s comment:

Fundamental Investment Policies

The Fund’s fundamental investment policies are as follows:

1.    Borrowing. The Fund may not borrow money for investment purposes. The Fund may not borrow money for any other purposes, except as permitted by (i) the 1940 Act or interpretations or modifications by the SEC, SEC staff, or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff, or other authority.

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5.    Real Estate. The Fund may not purchase or sell real estate unless acquired as a result of ownership of securities or other instruments.

6.    Commodities. The Fund may purchase or sell contracts related to commodities to the extent permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority. The Fund may not purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments.

With respect to the fundamental policy relating to borrowing money set forth above, the 1940 Act permits the Fund to borrow money in amounts of up to one-third of the Fund’s total assets from banks for any purpose, and to borrow up to 5% of the Fund’s total assets from banks or other lenders for temporary purposes. (The Fund’s total assets include the amounts being borrowed.) To limit the risks attendant to borrowing, the 1940 Act requires the Fund to maintain an “asset coverage” of at least 300% of the amount of its borrowings, provided that in the event that the Fund’s asset coverage falls below 300%, the Fund is required to reduce the amount of its borrowings so that it meets the 300% asset coverage threshold within three days (not including Sundays and holidays). Asset coverage means the ratio that the value of the Fund’s total assets (including amounts borrowed), minus liabilities other than borrowings, bears to the aggregate amount of all borrowings. Certain trading practices and investments, such as reverse repurchase agreements, may be considered to be borrowings and thus subject to the 1940 Act restrictions. Borrowing money to increase portfolio holdings is known as “leveraging.” Borrowing, especially when used for leverage, may cause the value of the Fund’s shares to be more volatile than if the Fund did not borrow. This is because borrowing tends to magnify the effect of any increase or decrease in the value of the Fund’s portfolio holdings. Borrowed money thus creates an opportunity for greater gains, but also greater losses. To repay borrowings, the Fund may have to sell securities at a time and at a price that is unfavorable to the Fund. There also are costs associated with borrowing money, and these costs would offset and could eliminate the Fund’s net investment income in any given period. Currently, the Fund has any no intention of borrowing money for leverage. The policy in (1) above will be interpreted to permit the Fund to engage in trading practices and investments that may be considered to be borrowing to the extent permitted by the 1940 Act and in a manner consistent with the Fund’s investment objective and restrictions. Short-term credits necessary for the settlement of securities transactions and arrangements with respect to securities lending will not be considered to be borrowings under the policy. Practices and investments that may involve leverage, but are not considered to be borrowings, are not subject to the policy.

With respect to the fundamental policy relating to real estate set forth above, real estate is generally considered illiquid and may be difficult to value and sell. Owners of real estate may be subject to various liabilities, including environmental liabilities. The policy in (5) above will be interpreted not to prevent the Fund from investing in real estate-related companies, companies whose businesses consist in whole or in part of investing in real estate, instruments (like mortgages) that are secured by real estate or interests therein, or real estate investment trust securities.

With respect to the fundamental policy relating to commodities set forth above, the 1940 Act does not prohibit the Fund from owning commodities, whether physical commodities and contracts related to physical commodities (such as oil or grains and related futures contracts), or financial commodities and contracts related to financial commodities (such as currencies

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and, possibly, currency futures). However, the Fund may not, as a fundamental policy, purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments, and the Fund may not purchase securities that are illiquid investments at the time of investment. To the extent that investments in commodities are considered illiquid, the current SEC staff position generally limits, and a recently adopted SEC rule will limit, the Fund’s holdings of illiquid securities to 15% of net assets. The value of commodities and commodity-related instruments may be extremely volatile and may be affected either directly or indirectly by a variety of factors. The policy in (6) above will be interpreted not to prevent the fund from engaging in transactions involving foreign currency, futures contracts and options, forward contracts, swaps, caps, floors, collars, securities purchased or sold on a forward-commitment or delayed-delivery basis or other similar financial instruments, or investing in securities or other instruments that are secured by physical commodities.

***

Non-Fundamental Investment Policies

The following are some of the non-fundamental limitations that the Fund currently observes:

Investment Companies. The Fund will not acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the SEC permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. In addition, the Fund may not invest in other registered open-end management investment companies and registered unit investment trusts in reliance upon the provisions of subparagraphs (G) or (F) of Section 12(d)(1) of the 1940 Act. The foregoing investment policy does not restrict the Fund from (i) acquiring securities of other registered investment companies in connection with a merger, consolidation, reorganization, or acquisition of assets, or (ii) purchasing the securities of registered investment companies, to the extent otherwise permissible under Section 12(d)(1) of the 1940 Act.

Illiquid Securities. The Fund may not purchase or otherwise acquire securities that are illiquid investments, as defined in Rule 22e-4(a)(8) under the 1940 Act, at the time of purchase.    The Fund may, however, hold an illiquid investment if it becomes illiquid after purchase. The Fund monitors the portion of the Fund’s total assets that is invested in illiquid securities on an ongoing basis in order to ensure that the value of illiquid securities held by the Fund do not exceed 15% of the Fund’s net assets.

Short Sales. The Fund may not effect short sales of securities.

Investment Practices and Risk Factors (page 7)

29.

Comment. Consider stating that the Order limits the types of investments in which the Fund may invest, and discuss the specific limitations that apply to the Fund. For example, please disclose that all of the Fund’s investments must be traded on a U.S. exchange.

Response. The disclosure has been revised as follows in response to the Staff’s comment:

December 20, 2019

In addition to the principal investment strategies and the principal risks described in the Prospectus and in this SAI, the Fund may employ other investment practices and may be subject to other risks, some of which are described below. The Fund operates in reliance on an exemptive order from the SEC (the “Order”), which limits the types of investments the Fund may hold to those listed in the Fund’s application for the Order. Under the terms of the Order, the Fund will invest only in exchange-traded funds, exchange-traded notes, exchange listed common stocks, exchange-traded preferred stocks, exchange-traded American Depositary Receipts, exchange-traded real estate investment trusts, exchange-traded commodity pools, exchange-traded metal trusts, exchange-traded currency trusts and exchange-traded futures that trade on a U.S. exchange contemporaneously with the Fund’s shares, as well as cash and cash equivalents (which are short-term U.S. Treasury securities, government money market funds, and repurchase agreements). The Fund’s investment strategies and practices, including those listed below, are subject to these limitations.

Unless a strategy or policy described below is specifically prohibited by applicable law or by the investment restrictions explained in the Prospectus, or in this SAI, the Fund may engage in each of the practices listed below to the extent consistent with its investment objectives, strategies, policies and restrictions, including the limitations set forth in the Order. However, as with any investment or investment technique, even when the Fund’s Prospectus or this discussion indicates that the Fund may engage in an activity, the Fund may not actually do so for a variety of reasons. In addition, new types of instruments and other securities may be developed and marketed from time to time. Consistent with its investment limitations, including those set forth in the Order, the Fund expects to invest in those new types of securities and instruments that its portfolio manager believes may assist the Fund in achieving its investment objective.

This discussion is not intended to limit the Fund’s investment flexibility, unless such a limitation is expressly stated, and therefore will be construed by the Fund as broadly as possible. Statements concerning what the Fund may do are not intended to limit any other activity.

Foreign Investments (page 8)

30.	Comment. Revise the disclosure to state that the Fund’s investments in foreign companies “will be” instruments that trade on a U.S. exchange.

Response. The disclosure has been revised as follows in response to the Staff’s comment:

The Fund’s investment in securities of foreign companies will be in the form of depositary receipts or securities of foreign issuers that trade on an exchange in the United States.

Investments in Other Investment Companies (page 8)

31.	Comment. Revise this section to reflect the terms and conditions of the Order (i.e., that the Fund can only invest in certain investment companies).

December 20, 2019

Response. The disclosure has been revised as follows in response to the Staff’s comment:

Subject to applicable limitations described below, the Fund may invest in shares of other investment companies, including shares of listed closed-end investment companies, exchange-traded funds and government money market funds, in each case affiliated or unaffiliated with the Fund.

An investment in an investment company is subject to the risks associated with that investment company’s portfolio securities. Investments in closed-end funds may entail the additional risk that the market value of such investments may be substantially less than their NAV. To the extent the Fund invests in shares of another investment company, the Fund will indirectly bear a proportionate share of that investment company’s advisory fees and other operating expenses. These fees are in addition to the advisory fees and other operational expenses incurred directly by the Fund.

The Fund will not acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the SEC permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. Section 12(d)(1)(A) of the 1940 Act provides that a fund may not purchase or otherwise acquire the securities of other “registered investment companies” (as defined in the 1940 Act) if, as a result of such purchase or acquisition, it would own: (i) more than 3% of the total outstanding voting stock of the acquired investment company; (ii) securities issued by any one investment company having a value in excess of 5% of the Fund’s total assets; or (iii) securities issued by all investment companies having an aggregate value in excess of 10% of the Fund’s total assets. Certain exceptions may be available from these limits such as when the Fund invests in certain exchange-traded funds or money-market funds or in investment companies that are part of the same group of investment companies as the Fund.

Manager (page 13)

32.

Comment. Where appropriate, disclose the Adviser’s responsibility for the oversight of the calculation and dissemination of the VIIV (“VIIV Procedures”), as well as the Board’s oversight of the VIIV Procedures, consistent with pages 22 and 28 of the Application.

Response. The disclosure in the second paragraph of this section has been revised as follows in response to the Staff’s comment:

The Manager is responsible for managing the Fund consistent with the 1940 Act, the Code, the Fund’s investment objective, policies and restrictions described in the Prospectus and this SAI and in accordance with any exemptive orders issued by the SEC applicable to the Fund, including the Order, and any SEC staff no-action letters applicable to the Fund. Pursuant to the Management Agreement and subject to the general supervision of the Board, the Manager provides or causes to be furnished all investment management, supervisory, administrative and other services reasonably necessary for the operation of the Fund, including:

December 20, 2019

custodians; audit; portfolio accounting; legal; transfer agency and registrar; securities lending; depository; accounting services; printing costs; insurance; certain distribution services (provided pursuant to a separate distribution agreement); and investment advisory services (provided pursuant to separate subadvisory agreements), under what is essentially an all-in fee or a unitary fee structure. In addition to the foregoing, pursuant to its supervisory responsibilities, the Manager (or its designee) is responsible for the oversight of the calculation and dissemination of the VIIV. As part of its oversight process, the Manager (or its designee) will periodically, but no less than annually, review the Fund’s procedures governing the calculation and dissemination of the VIIV. Any changes to the procedures will be submitted for review by the Board, which is responsible for the oversight of the procedures.

The Fund bears other expenses which are not covered under the Management Agreement that may vary and will affect the total level of expenses paid by the Fund, such as taxes and governmental fees, transaction expenses, costs of borrowing money (including interest expenses), future 12b-1 fees (if any), acquired fund fees and expenses and extraordinary expenses (such as litigation and indemnification expenses). The Manager may earn a profit on the fees charged under the Management Agreement and would benefit from any price decreases in third-party services covered by the Management Agreement, including decreases resulting from an increase in net assets.

Sub-advisers (page 14)

33.

Comment. The disclosure defines the term “Subadviser” in some circumstances as ClearBridge Investments, LLC and in other circumstances, as ClearBridge Investments, LLC and Western Asset Management Company, LLC combined. Please revise to use consistent and distinct defined terms.

Response. The Registrant confirms that ClearBridge Investments, LLC (“ClearBridge”) provides the day-to-day portfolio management of the fund, while Western Asset Management Company, LLC (“Western Asset”) only manages the portion of the fund’s cash and short-term instruments that is allocated to it by ClearBridge. Accordingly, ClearBridge has been identified as subadviser to the fund in the context of discussions of the fund’s portfolio investments. The Registrant has made clarifying revisions to the relevant disclosure.

Expenses (page 16)

34.	Comment. Confirm supplementally there will be no additional expenses related to the AP Representative.

Response. The Registrant confirms that each Authorized Participant, and not the Fund, will be responsible to pay all fees and expenses charged by its AP Representative.

Custodian and Transfer Agent (page 20)

35.

Comment. The disclosure states that the Fund has entered into agreements with the custodian and the transfer agent. On page 14, however, the disclosure states that the Manager will arrange for and pay for such services under a unitary fee structure. Please reconcile.

December 20, 2019

Response. Under the Management Agreement pursuant to which the Manager serves as investment manager to the fund, the Manager has agreed to a unitary fee arrangement whereby the Manager shall bear, among other costs and expenses, fees payable to the custodian and transfer agent. Nonetheless, the fund has entered into separate agreements with the custodian and the transfer agent pursuant to which such entities will provide services to the fund and in which the terms and conditions, including fee amounts (which fees shall be payable by the Manager), for such services are set forth and agreed upon between the relevant parties.

Exchange Listing and Trading (page 20)

36.	Comment. Revise, as necessary, the disclosure here for consistency with the relief being sought under Rule 19b-4 of the Securities Exchange Act of 1934.

Response. The disclosure has been revised in response to the Staff’s comment.

Redemption Transaction Fee (page 27)

37.	Comment. Clarify that the overall limit for the redemption transaction fee is 2%, consistent with the Order.

Response. Registrant respectfully submits that the overall limit is disclosed in the following sentence which appears in the last paragraph of this section:

In no event will fees charged by the Fund in connection with a redemption exceed 2% of the value of each Creation Unit.

38.	Comment. Confirm supplementally that the last paragraph of this section is applicable to the Fund.

Response. The Registrant confirms that the disclosure may be applicable to the Fund.

Disclosure of Portfolio Holdings (page 33)

39.

Comment. Confirm that the Fund’s portfolio holdings disclosure policy, and the relevant disclosure in this section, reflect the fact that the Fund will disclose holdings to the AP Representative in order to facilitate transactions.

Response. The disclosure has been revised as follows in response to the Staff’s comment:

The Fund’s Board has adopted policies and procedures (the “policy”) with respect to the disclosure of the Fund’s portfolio securities and any ongoing arrangements to make available information about the Fund’s portfolio securities. The Manager believes the policy is in the best interests of the Fund and its shareholders and that it strikes an appropriate balance between the desire of investors for information about Fund portfolio holdings and the need to protect the Fund from potentially harmful disclosures.

December 20, 2019

General Rules/Website Disclosure

The Fund will not make its full portfolio holdings publicly available on a daily basis. The policy provides that information regarding the Fund’s portfolio holdings may be shared at any time with employees of the Manager, the Subadviser and other affiliated parties involved in the management, administration or operations of the Fund (referred to as fund-affiliated personnel). Any dissemination of non-public information that could be material must occur to all shareholders at the same time and in a forum typically used to disseminate information broadly. The Fund’s complete list of holdings (including the size of each position) may be made available to investors, potential investors, third parties and Manager personnel that are not fund-affiliated personnel (i) upon the filing of portfolio holdings reports in accordance with SEC rules, provided that such filings are not made until 15 calendar days following the end of the period covered by the applicable holdings report or (ii) no sooner than 15 days after month end, provided that such information has been made available through public disclosure at least one day previously. Typically, public disclosure is achieved by required filings with the SEC and/or posting the information to the Manager’s or the Funds’ Internet site that is accessible by the public ([                    ] (click on the name of the Fund)), or through public release by a third party vendor.

Ongoing Arrangements

Under the policy, the Fund may release portfolio holdings information on a regular basis to a custodian, sub-custodian, fund accounting agent, proxy voting provider, AP Representative, rating agency or other vendor or service provider for a legitimate business purpose, including the party responsible for the calculation of the VIIV, where the party receiving the information is under a duty of confidentiality, including a duty to prohibit the sharing of non-public information with unauthorized sources and trading upon non-public information. The Fund may enter into other ongoing arrangements for the release of portfolio holdings information, but only if such arrangements serve a legitimate business purpose and are with a party who is subject to a confidentiality agreement and restrictions on trading upon non-public information. None of the Fund, the Manager, Legg Mason or any other affiliated party may receive compensation or any other consideration in connection with such arrangements. Ongoing arrangements to make available information about the Fund’s portfolio securities will be reviewed at least annually by the Board.

As of the date of this SAI, the Fund expects to authorize ongoing arrangements with its custodian, one or more AP Representatives and the party responsible for the calculation of the VIIV that include the release of portfolio holdings information in accordance with the policy.

The approval of the Fund’s Chief Compliance Officer, or designee, must be obtained before entering into any new ongoing arrangement or altering any existing ongoing arrangement to make available portfolio holdings information, or with respect to any exceptions from the policy.

December 20, 2019

Release of Limited Portfolio Holdings Information

In addition to the ongoing arrangements described above, the Fund’s complete or partial list of holdings (including size of positions) may be released to another party on a one-time basis, provided the party receiving the information has executed a non-disclosure and confidentiality agreement and provided that the specific release of information has been approved by the Fund’s Chief Compliance Officer or designee as consistent with the policy. By way of illustration and not of limitation, release of non-public information about the Fund’s portfolio holdings may be made (i) to a proposed or potential adviser or subadviser or other investment manager asked to provide investment management services to the Fund, or (ii) to a third party in connection with a program or similar trade.

In addition, the policy permits the release on the Fund’s website of the identity of a security and the weighting of that security in the calculation of the VIIV to the extent that the security does not have a readily available market quotation.

The policy also permits the release to investors, potential investors, third parties and Legg Mason personnel that are not fund-affiliated personnel of limited portfolio holdings information in other circumstances, including:

•	A trade in process may be discussed only with counterparties, potential counterparties and others involved in the transaction (i.e., brokers and custodians).

•

The Fund’s portfolio holdings may be released on an as-needed basis to its legal counsel, counsel to its independent trustees and its independent public accounting firm, in required regulatory filings or otherwise to governmental agencies and authorities.

Fund-affiliated personnel must not selectively disclose to market participants information pertaining to the Fund’s underlying securities holdings or transactions unless such information has been publicly disclosed or as discussed above.

Exceptions to the Policy

The Fund’s Chief Compliance Officer, or designee, may, as is deemed appropriate, approve exceptions from the policy. Exceptions are granted only after a thorough examination and consultation with the Manager’s legal department, as necessary. Exceptions from the policy are reported annually to the Board.

Protecting the Confidentiality of the Portfolio

Because the Fund will not publicly disclose its portfolio holdings daily, the selective disclosure of material nonpublic information, including information other than portfolio information, would be more likely to provide an unfair advantage to the recipient than in other ETFs. Accordingly, the Fund and each person acting on behalf of the Fund will be required to comply with Regulation Fair Disclosure as if it applied to them (except that the exemptions provided in

December 20, 2019

Rule 100(b)(2)(iii) therein shall not apply). In addition, the Fund’s portfolio holdings, including the composition of the Confidential Account, will be considered material, non-public information under the codes of ethics of the Fund, the Manager, the Distributor and the Subadviser and the agreements related to the Fund’s other service providers with, or any other party given, access to information about the Fund’s portfolio, including the custodian, the administrator, the fund accountant, all AP Representatives, and the party responsible for the calculation of the VIIV, will include appropriate confidentiality provisions and be generally prohibited from trading based upon this information.

Limitations of Policy

The Fund’s portfolio holdings policy is designed to prevent sharing of portfolio information with third parties that have no legitimate business purpose for accessing the information. The policy may not be effective to limit access to portfolio holdings information in all circumstances, however. For example, the Manager or the Subadviser may manage accounts other than the Fund that have investment objectives and strategies similar to those of the Fund. Because these accounts, including the Fund, may be similarly managed, portfolio holdings may be similar across the accounts. In that case, an investor in another account managed by the Manager or the Subadviser may be able to infer the portfolio holdings of the Fund from the portfolio holdings in that investor’s account.

Codes of Ethics (page 45)

40.

Comment. Consider disclosing, here or in another appropriate location, the enhanced requirements related to the Fund in light of the AP Representative and the Confidential Account, such as any obligations pursuant Regulation F-D.

Response. Please see the disclosure included under “Disclosure of Portfolio Holdings - Protecting the Confidentiality of the Portfolio” in response to the Staff’s comment 39.

Part C: Other Information

Item 28: Exhibits

41.	Comment. Please include as an exhibit the agreement with the AP Representative.

Response. Registrant confirms that the form of agreement with an AP Representative will be filed by amendment.

Item 15. Financial Statements and Exhibits

42.	Comment. Please file the finalized exhibits once they are available.

Response. Acknowledged.

December 20, 2019

Signatures

43.

Comment. Please note the signature requirements of Section 6(a) of the Securities Act, which require that the registration statement be signed by the Trust’s principal executive officer, principal financial officer, and principal accounting officer or comptroller. In this regard, any person who occupies more than one of the positions specified in section 6(a) of the Securities Act should indicate each capacity in which he or she signs the registration statement.

Response. The signature page has been revised in response to the Staff’s comment to indicate each capacity in which signatories have signed the registration statement.

*****

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6599.

Sincerely yours,

/s/ Mana Behbin

Mana Behbin

cc:	Harris Goldblat
W. John McGuire